UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

James R. Webb

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Harold G. Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒ (1)
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 184,862,306
	8	Shared Voting Power 0
	9	Sole Dispositive Power 156,405,095
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 184,862,306
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.9% (2)
14	Type of Reporting Person IN

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Mr. Hamm.
(2)

The percentages used herein are calculated based on 363,019,728 shares of Common Stock outstanding, as of October 12, 2022, as reported in Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2022.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) further amends and restates (where indicated) the Schedule 13D initially filed with the SEC on May 24, 2007 (as amended prior to this Amendment No. 12, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Harold G. Hamm (the “Reporting Person”) of the shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 12 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 12 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

Pursuant to the Merger Agreement (as defined below), the Issuer has agreed to cooperate with Merger Sub (as defined below) in obtaining the funds needed to consummate the Transaction (as defined below). The Reporting Person anticipates that all capital necessary to consummate the Transaction will be obtained from the Issuer’s cash balances, borrowings under the Issuer’s revolving credit facility and borrowings under a term loan which the Issuer is in the process of negotiating with its lenders and which the Issuer expects to be available for such borrowings prior to the closing of the Transaction. The definitive agreements entered into in connection with the Transaction do not contain a financing condition.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following information at the end of Item 4:

Agreement and Plan of Merger

On October 16, 2022, the Issuer and Omega Acquisition, Inc., an Oklahoma corporation (“Merger Sub”), 100% of the capital stock of which is owned by the Reporting Person, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, Merger Sub will commence a tender offer (the “Offer”) to purchase, at a price of $74.28 per share, in cash, without interest, subject to any applicable withholding taxes (the “Offer Price”), any and all of the outstanding shares of Common Stock, other than: (a) shares of Common Stock owned by the Reporting Person, certain of the Reporting Person’s family members and their affiliated entities (the “Founder Family” and such shares, “Founder Family Rollover Shares”); and (b) shares of Common Stock underlying unvested equity awards issued under the Issuer’s long-term incentive plans (together with the Founder Family Rollover Shares, the “Rollover Shares”).

Pursuant to the Support Agreement (as defined below), the Reporting Person will, immediately prior to the consummation of the Offer, contribute 100% of the capital stock of Merger Sub to the Issuer, as a result of which Merger Sub will become a wholly owned subsidiary of the Issuer. As soon as practicable after the consummation of the Offer, Merger Sub will merge with and into the Issuer (the “Merger” and, together with the Offer, the “Transaction”), with the Issuer continuing as the surviving corporation wholly owned by the Founder Family.

At the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock (other than the Rollover Shares, shares owned by holders that validly seek appraisal rights under Oklahoma and certain other excluded shares specified in the Merger Agreement) that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any required withholding taxes; (b) each share held by a member of the Founder Family will be converted into a newly issued share of the surviving corporation having identical rights to the previously existing share held by such holder; (c) each share (i) owned by the Issuer as treasury stock or (ii) owned by any wholly-owned subsidiary of the Issuer, including shares irrevocably accepted by Merger Sub pursuant to the Offer, will be canceled and no payment will be made with respect to those shares; and (d) each unvested restricted stock award issued under the Issuer’s long-term incentive compensation plans that is outstanding immediately prior to the Effective Time will be replaced with a restricted stock unit award covering the same number of shares of the surviving corporation as the number of shares of Common Stock covered by such unvested restricted stock award immediately prior to the Effective Time that provides the holder of such canceled restricted stock award with the right to receive, for each share of common stock of the surviving corporation, upon vesting of such restricted stock unit, and at the surviving corporation’s sole discretion, a share of the surviving corporation, cash in a substantially equivalent amount, or any combination of the two, in each case, together with any unpaid dividends accrued on such restricted stock award.

The board of directors of the Issuer (the “Board”), acting on the unanimous recommendation of a special committee (the “Special Committee”) consisting of independent and disinterested directors of the Issuer that was formed to negotiate and evaluate a potential transaction with the Reporting Person, has: (a) determined that the Merger Agreement and the Transaction are fair to and in the best interests of the Issuer’s shareholders (other than any holder of Rollover Shares or an affiliate thereof or of the Issuer, the “Public Shareholders”); (b) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Issuer of the Merger Agreement and the consummation by the Issuer of the Transaction; (c) resolved that the Merger Agreement and the Transaction shall be governed by Section 1081.H of the General Corporation Act of the State of Oklahoma; and (d) resolved to recommend that the Public Shareholders tender their shares into the Offer. The Reporting Person and Shelly G. Lambertz recused themselves from the Board approval due to their status as Founder Family Rollover Shareholders (as defined below).

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to: (a) the conduct of business during the interim period between the execution of the Merger Agreement and the Effective Time (including restrictions on certain actions, such as amendments to organizational documents, payment of dividends or redemptions, share issuances, distributions, incurrence of certain capital expenditures and indebtedness, acquisitions and dispositions, among others); and (b) the obligation to use reasonable best efforts to take all actions and cause to be done all things necessary, proper or advisable to consummate the Transaction. The Merger Agreement also contains certain customary restrictions on the Issuer and its representatives from soliciting Acquisition Proposals (as defined in the Merger Agreement) prior to the closing of the Transaction.

Consummation of the Offer is subject to certain customary conditions, including, among others, that: (a) the Merger Agreement has not been terminated; (b) neither the Board nor the Special Committee should have changed its recommendation in favor of the Transaction; (c) there is no law or injunction prohibiting the Transaction; (d) the Issuer’s representations and warranties are accurate, subject to customary materiality standards; (e) the Average Crude Oil Price (as defined in the Merger Agreement) is not less than $60.24 per barrel; and (f) the Issuer shall have performed in all material respects its obligations under the Merger Agreement. There is no financing condition to the Transaction. It is anticipated that the Transaction will be financed using a combination of (i) the Issuer’s cash on hand, (ii) borrowings under the Issuer’s existing revolving credit facility and (iii) a new term loan facility to be entered into in connection with the closing of the Transaction.

If the Offer is consummated, the only condition to the Merger is the absence of a legal prohibition.

The Merger Agreement provides for certain termination rights for both Merger Sub and the Issuer, including in the event that: (a) the parties mutually agree to terminate the Merger Agreement; (b) the Offer has not been consummated as of December 31, 2022; (c) there is any injunction, order or applicable law prohibiting or permanently enjoining the Transaction; and (d) the other party breaches its covenants or representations and such breach would result in the failure of a closing condition in favor of the other party, in each case subject to a cure period. Termination by the Issuer in the case of (a), (b), (c) or (d) will require approval by the Special Committee. In addition, the Issuer may terminate the Merger Agreement following a change in the Board recommendation in favor of the Offer in connection with the receipt of a “Superior Proposal” (as defined in the Merger Agreement), and Merger Sub may terminate the Merger Agreement if the Board changes its recommendation in favor of the Offer.

The Merger Agreement also provides that upon termination of the Merger Agreement, under certain circumstances described therein, the Board will within three business days of such termination, declare and fix a record date for a cash dividend (the “Unaffiliated Shareholder Termination Dividend”) to be paid no later than 30 business days following such declaration date to holders of shares of Common Stock in an amount per share equal to the quotient obtained by dividing (i) $250,000,000 by (ii) the number of shares of Common Stock (other than Rollover Shares held by the Founder Family Rollover Shareholders) issued and outstanding as of the date of such termination, including if all of the closing conditions under the Merger Agreement have been satisfied and Merger Sub fails to consummate the offer and the closing of the transactions contemplated by the Merger Agreement.

The Merger Agreement contains certain customary restrictions on the Issuer and its representatives from soliciting alternative acquisition proposals prior to the closing of the Transaction.

Non-Tender and Support Agreement

On October 16, 2022, the holders of the Founder Family Rollover Shares (collectively, the “Founder Family Rollover Shareholders”), entered into a Non-Tender and Support Agreement (the “Support Agreement”) with Merger Sub and the Issuer, pursuant to which, among other things, each Founder Family Rollover Shareholder agreed not to tender its shares of Common Stock into the Offer, agreed to the treatment of its shares of Common Stock pursuant to the Merger Agreement and agreed to irrevocably and unconditionally waive its right to receive the Unaffiliated Shareholder Termination Dividend. The Founder Family Rollover Shareholders also agreed not to vote their shares of Common Stock in favor of any alternative transactions involving the Issuer other than the Transaction and take certain other actions to support the Transaction. Each Founder Family Rollover Shareholder, other than the Reporting Person has granted an irrevocable proxy to the Reporting Person to act as attorney-in-fact on their behalf, with full power of substitution, for and in the name of the Founder Family Rollover Shareholders, to vote, consent, dissent or otherwise utilize such voting power pursuant to the Support Agreement.

Limited Guarantee

On October 16, 2022, the Reporting Person entered into a limited guarantee in favor of the Company (the “Limited Guarantee”), with respect to certain obligations of Merger Sub under the Merger Agreement, including a guarantee of payment for up to $274 million of Merger Sub’s obligations to consummate the Offer and the Merger, provided the Issuer may only enforce such guarantee in connection with the consummation of the Transaction.

The foregoing description of the Merger Agreement, the Support Agreement, the Limited Guarantee and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Support Agreement and the Limited Guarantee, copies of which are filed as Exhibits 99.1, 99.2 and 99.3 to this Amendment No. 12 and incorporated by reference into this Item 4.

The Merger Agreement, the Support Agreement and the Limited Guarantee are incorporated herein by reference to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual or financial information about the Issuer, the Reporting Person, the rest of the Founder Family, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement, the Support Agreement and the Limited Guarantee were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement, the Support Agreement or the Limited Guarantee, as applicable; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Support Agreement or the Limited Guarantee, as applicable, instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Person or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, the Support Agreement and the Limited Guarantee, which subsequent information may or may not be fully reflected in public disclosures by the Issuer or the Reporting Person. The Merger Agreement, the Support Agreement and the Limited Guarantee should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Transaction that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer and the Reporting Person makes with the SEC.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 and Exhibits 99.1, 99.2 and 99.3 of this Amendment No. 12 are incorporated by reference herein.

Other than as described elsewhere in this Amendment No. 12, the Reporting Person does not have any understandings, arrangements, relationships or contracts relating to the Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

Number	Description

99.1	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K filed on October 17, 2022).

99.2	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Continental Resources, Inc., Omega Acquisition, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K filed on October 17, 2022).

99.3	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K filed on October 17, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 is true, complete and correct.

Date: October 19, 2022

HAROLD G. HAMM

By:	/s/ Richard E. Green, Attorney-in-Fact